[redacted]

08029335

AB 3/10

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-48744

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **CCO Investment Services Corp.**

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 State Street
(No. and Street)

Boston	**Massachusetts**	**02109**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Cuccia — **(617) 994-7582**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 Berkeley Street	**Boston**	**Massachusetts**	**02116-5022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 2 9 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/29

CCO INVESTMENT SERVICES CORP.
(SEC I.D. No. 8-48744)

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Gary Cuccia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCO Investment Services Corp., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gary Cuccia
Signature

Senior Vice President - CFO
Title

Irene D. Gambuto
Notary Public

IRENE D. GAMBUTO
Notary Public
Commonwealth of Massachusetts
My Commission Expires
January 17, 2014

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: + 617 437 2000
Fax: + 617 437-2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
CCO Investment Services Corp.:

We have audited the accompanying consolidated statement of financial condition of CCO Investment Services Corp. and subsidiaries (the "Company"), a wholly owned subsidiary of Citizens Financial Group, Inc., as of December 31, 2007, and the related consolidated statements of operations, cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The unconsolidated supplemental schedules g, h, and i listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte + Touche LLP

February 27, 2008

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
(In thousands)

ASSETS	
Cash and cash equivalents	$ 12,105
Escrow account balances — Restricted	50
Commission receivable	3,969
Fees receivable	3,047
Net deferred tax asset	1,114
Furniture, equipment, and capitalized software (Cost of $7,227 — net of $5,288 of accumulated depreciation)	1,939
Due from affiliates	23
Employee advances	4,982
Other assets	1,195
TOTAL	$ 28,424
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Due to affiliates	$ 1,901
Payable to insurance carriers	1,022
Accrued incentive compensation	1,959
Accrued outside service fees	2,337
Accrued expenses and other liabilities	1,969
Total liabilities	9,188
CONTINGENCIES (Note 7)	
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value - authorized, 8,000 shares; issued and outstanding, 100 shares	
Additional paid-in capital	17,500
Retained earnings	1,736
Total stockholder's equity	19,236
TOTAL	$ 28,424

See notes to consolidated financial statements.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
(In thousands)

REVENUE:	
Commissions	$ 62,307
Fees	2,717
Trading	2,314
Insurance commission	1,997
Interest	198
Total revenue	69,533
EXPENSES:	
Employee compensation and benefits	40,682
Investment services and management fee to affiliate banks (Note 3)	16,043
Clearing fees	4,195
Occupancy and equipment	2,662
Other outside service fees	1,581
Legal and audit	1,556
Travel and entertainment	1,163
Telephone	554
Other expenses	1,554
Total expenses	69,990
LOSS BEFORE INCOME TAXES	(457)
INCOME TAX (Note 6)	(172)
NET LOSS	$ (629)

See notes to consolidated financial statements.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007
(In thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2007	$ -	$ 14,500	$ 2,365	$ 16,865
Capital contribution from Parent		3,000		3,000
Net loss			(629)	(629)
BALANCE — December 31, 2007	$ -	$ 17,500	$ 1,736	$ 19,236

See notes to consolidated financial statements.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007
(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (629)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	884
Changes in operating assets and liabilities:	
Decrease in commissions receivable	1,150
Increase in fees receivable	(516)
Decrease in income tax receivable	1,470
Increase in deferred tax asset	(725)
Decrease in due from affiliates	26
Increase in other assets	(718)
Decrease in due to affiliates	(873)
Decrease in payable to insurance carriers	(1,026)
Decrease in accrued incentive compensation	(76)
Increase in accrued outside service fees, accrued expenses,and other liabilities	2,825
Net cash provided by operating activities	1,792
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, equipment, and capitalized software	(320)
Employee loan advances	(3,514)
Net cash used in investing activities	(3,834)
CASH FLOWS FROM FINANCING ACTIVITIES — Proceeds from capital contribution	3,000
Net cash provided by financing activities	3,000
INCREASE IN CASH AND CASH EQUIVALENTS	958
CASH AND CASH EQUIVALENTS — Beginning of year	11,147
CASH AND CASH EQUIVALENTS — End of year	$ 12,105
SUPPLEMENTAL CASH FLOW DISCLOSURES — Income tax payments	$ 129

See notes to consolidated financial statements.

1. NATURE OF OPERATIONS

CCO Investment Services Corp. and subsidiaries (the "Company"), a Rhode Island corporation incorporated on September 21, 1995, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of RBS Citizens N.A. (the "Parent"), which is a wholly owned subsidiary of Citizens Financial Group, Inc. ("CFG"). CFG is a wholly owned subsidiary of the Royal Bank of Scotland plc. The Company commenced operations on January 19, 1996, and distributes and sells mutual funds and provides certain insurance, securities, brokerage, and investment advisory services.

The Company owns 100% of Citizens Financial Services Insurance Agency, Inc. ("CFSIA"). CFSIA was established as a wholly owned subsidiary of the Company to comply with the insurance regulations of the state of Massachusetts. CFSIA records revenues and expenses related to the Company's Massachusetts insurance operations. The Company also owns 100% of Citizens Insurance Agency of New York, Inc. ("CIANY"). CIANY is a wholly owned subsidiary of the Company to comply with the insurance regulations of the state of New York. CIANY records revenues and expenses related to the Company's New York insurance operations.

The Company introduces brokerage transactions for clearance and execution services to National Financial Services Corporation ("NFSC"), an unrelated third party. The agreement between the Company and NFSC provides that the Company is obligated to assume an exposure related to nonperformance by its customers, thus exposing the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company monitors its customer activity by reviewing information it receives from NFSC on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary and reserving for doubtful accounts when necessary.

The Company's customer base is primarily concentrated in New England, Pennsylvania, and the Midwest. Revenues are dependent, in part, on customers' investing patterns and requirements, which may vary with changes in the local and national economies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to fees receivable and related accrued outside service fees, accrued incentive compensation and income taxes,.

Revenue Recognition — Commission income represents net commissions received from sales of mutual fund units and fixed and variable annuities. The Company recognizes commission income on mutual fund shares at the time the mutual funds are sold. These mutual funds also have an asset-based fee (12b-1 fee) that is charged to the fund over a stated period. The Company will recognize 12b-1 commissions on the 12b-1 fees when they are received.

Insurance commission income represents net commissions received from sales of various insurance products and are recognized when the insurance products are sold to customers.

The Company assesses its customers transaction and other service fees which are accrued in the period in which they are earned.

Trading gains relate to income received from the purchases and sales of securities. The Company did not hold any trading securities at December 31, 2007.

Cash and Cash Equivalents — For the purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and overnight federal funds sold with an average maturity of less than 90 days.

Escrow Account Balances — Restricted — Escrow deposits represent cash account balances that are required to be maintained at NFSC in connection with that organization's clearing services agreement.

Employee Advances — Advances paid to financial consultants are charged to commission expense on a straight line basis over a five year period. Should a financial consultant leave employment of the Company before the end of the fifth year of employment, the remaining balance of the advance would be repayable to the Company.

Fair Value of Financial Instruments — All financial instruments, including receivables and payables, on the Company's consolidated statement of financial condition are carried at fair value or at amounts that approximate fair value.

New Accounting Pronouncements — In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS 141R") and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). These standards change the way companies account for business combinations and noncontrolling interests (previously called minority interests). Under SFAS 141R, acquiring entities should record all assets acquired and liabilities assumed initially at fair value. In addition, allowances for credit losses will no longer carry over from acquired institutions and acquisition-related costs will be expensed rather than capitalized as goodwill. Under SFAS 160, noncontrolling interests in subsidiaries would be initially recognized at fair value and classified as a separate component of equity. These statements are effective for fiscal years beginning after December 15, 2008. The Company has not yet determined the impact of these statements.

In February 2007, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an Amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. The Company adopted SFAS 159 on January 1, 2008. The adoption of SFAS 159 did not materially impact the Company's consolidated results of operations or financial condition.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements* ("SFAS 157"), which enhances existing guidance for measuring assets and liabilities reported at fair value. The Statement provides a single definition of fair value, a framework for measuring it, and a requirement for additional disclosures about the use of fair value to measure assets and liabilities. Pursuant to SFAS 157, the

definition of fair value is based on an exit price (for an asset, the price at which it would be sold, rather than the price it would be bought), regardless of whether the entity plans to hold or sell the asset. Additionally, fair values must rest on assumptions that market participants (rather than the asset owner or liability issuer) would use to price the asset or liability. The statement defines a hierarchy to rank the quality and reliability of information used to determine fair values. Quoted market prices are the most reliable valuation inputs and inputs based on unobservable data are the least reliable. The Company adopted SFAS 157 on January 1, 2008. The adoption of SFAS 157 did not materially impact the Company's consolidated results of operations or financial condition.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN No. 48"). FIN No. 48 clarifies the accounting and reporting for income taxes where the interpretation of the tax law may be uncertain. It prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. FIN 48 also establishes a "more-likely-than-not" recognition threshold that must be met before a tax benefit can be recognized in the consolidated financial statements. The Company adopted FIN No. 48 effective January 1, 2007. The adoption of FIN No. 48 did not materially impact the Company's consolidated results of operations or financial condition.

3. TRANSACTIONS WITH RELATED PARTIES

The Company received a $3,000 capital contribution from its Parent for purposes of funding the hiring of additional employees. At December 31, 2007, the Company maintained $5,491 in demand deposit accounts with its Parent.

The Company has entered into investment services agreements with its Parent and its affiliate, Citizens Bank of Pennsylvania, which is a wholly owned subsidiary of CFG. The Company provides securities brokerage and investment advisory services to customers at branches of the Parent and affiliate. In connection with these services, the Company also provides management, administration, and customer support services. The Company pays its Parent and affiliate a monthly fee equal to their monthly share of income or loss, net of its direct and indirect expenses. The calculation of income includes, but is not limited to, commission income, income from the sale of securities, trading account gains, and interest income. The calculation of direct and indirect expenses includes, but is not limited to, space usage, administration support, salaries, commissions, bonuses, and related employee benefits. At December 31, 2007, the total fees incurred were $16,043, which were included in investment services and management fee to affiliate banks.

All operating costs of the Company are paid by CFG and are reimbursed by the Company one month in arrears. Such costs are recorded on an accrual basis. Employees of the Company are covered under the postretirement benefit plans sponsored by CFG. For the year ended December 31, 2007, the expense charged to the Company for retirement benefits was approximately $485, which has been included as a component of employee compensation and benefits expense.

4. FURNITURE, EQUIPMENT, AND SOFTWARE

Furniture, equipment, and software are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the assets, typically three to five years. Costs related to computer software developed or obtained for internal use are capitalized in conformity with Statement of Position No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, and amortized using the straight-line method over the estimated useful life of five years.

The Company begins to amortize the software when the asset (or an identifiable component of the asset) is substantially complete and ready for its intended use.

	Cost
Furniture	$ 1,022
Equipment	2,657
Software	3,548
	7,227
Less accumulated depreciation and amortization	(5,288)
Furniture, equipment, and software — net	$ 1,939

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2007, the Company had unconsolidated net capital of $5,436, which was in excess of the required net capital of $575 by $4,861. The Company's ratio of aggregate indebtedness to unconsolidated net capital was 1.59-to-1.

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(ii) of that rule.

6. INCOME TAXES

The Company, along with other affiliates, is included in the consolidated federal return filed by CFG. Accordingly, the income tax liability or benefit is allocated to the Company in a manner which is representative of how the Company would compute its provision as a separate entity, with benefit given to losses used in the current consolidated return.

The Company accounts for income taxes in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of income taxes for the year ended December 31, 2007, were as follows:

Current tax	$ 897
Deferred tax benefit	(725)
Total tax	$ 172

The effective income tax reconciliation for the year ended December 31, 2007, is as follows:

Tax at statutory rate	$ (160)	(35.0)%
State tax	265	57.9
Meals and entertainment	30	6.4
Other	37	8.2
Total	$ 172	37.5 %

The Company's effective tax rate varies from the statutory federal income tax rate of 35% primarily due to the settlement of state and other income taxes and disallowed meals/entertainment expenses.

The tax effects of temporary differences that give rise to significant portions of deferred taxes for the year ended December 31, 2007, is as follows:

Deferred tax asset — accrued expenses	$ 1,244
Deferred tax liability — depreciation	(130)
Net deferred tax asset	$ 1,114

At December 31, 2007, the Company believes that the net deferred tax asset is realizable and has not recorded a valuation allowance.

CFG and its subsidiaries file income tax returns in various jurisdictions. With few exceptions, CFG is no longer subject to U.S. federal or state and local income tax examinations by major tax authorities for years before 2000. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits within income tax expense in the statement of operations. There were no uncertain tax positions as of January 1, 2007, the adoption date of FIN 48, or at December 31, 2007.

7. CONTINGENCIES

The Company, from time to time, is involved in litigation or other proceedings related to customer claims and regulatory matters. The aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

******

SUPPLEMENTAL SCHEDULES

CCO INVESTMENT SERVICES CORP.

(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

SUPPLEMENTAL SCHEDULE — COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007 — UNCONSOLIDATED (In thousands)

COMPUTATION OF NET CAPITAL	Unaudited Amount Per December 31, 2007 Focus Report *
TOTAL STOCKHOLDER'S EQUITY	$ 19,236
DEDUCTIONS AND/OR CHARGES — Nonallowable assets:	
Commissions and fees receivable	4,371
Due from affiliates	225
Furniture and equipment	1,939
Other assets	1,146
Employee advances	4,982
Deferred tax asset	1,114
Total nonallowable assets	13,777
Net capital before haircuts on securities positions	5,459
HAIRCUTS ON SECURITIES — Money market	(23)
NET CAPITAL	5,436
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIREMENT (Representing 6.67% of aggregate indebtedness)	575
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF INTRODUCING BROKER OR DEALER	100
NET CAPITAL REQUIREMENT	575
EXCESS NET CAPITAL	$ 4,861
COMPUTATION OF AGGREGATE INDEBTEDNESS	
AGGREGATE INDEBTEDNESS FROM STATEMENT OF FINANCIAL CONDITION	$ 8,622
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	159 %

* Differences represent assets and liabilities of the subsidiaries of the Company which are not included in the Company's net capital computation as they are not registered broker dealers. See page 13 for details of assets and liabilities of these subsidiaries.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND UNAUDITED PART IIA COMPUTATION PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5 AS OF DECEMBER 31, 2007
(In thousands)

RECONCILIATION TO FOCUS REPORT	Audited Consolidated Financial Statements	Subsidiary Assets/ Liabilities (1)	Unaudited Focus Report Unconsolidated
ASSETS:			
Cash and cash equivalents	$ 12,105	$ (599)	$ 11,506
Commission and fees receivable	7,016	(121)	6,895
Employee advances	4,982		4,982
Other assets	1,195	(49)	1,146
Due from affiliates	23	202	225
Furniture and equipment	1,939		1,939
Deferred taxes	1,114		1,114
Escrow accounts balance	50		50
TOTAL	$ 28,424	$ (567)	$ 27,857
LIABILITIES:			
Due to affiliates	$ 1,901	$ (21)	$ 1,880
Accrued incentive compensation	1,959		1,959
Accrued expenses*	4,306		4,306
Payable to insurance carriers	1,022	(546)	476
TOTAL	$ 9,188	$ (567)	$ 8,621
TOTAL			$ 19,236

(1) Amounts represent assets and liabilities of the subsidiaries of the Company (see Note 1) which are not included in the Company's net capital computation as they are not registered broker dealers.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT FOR BROKERS AND DEALERS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Section (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: + 617 437 2000
Fax: + 617 437-2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder and Board of Directors of
CCO Investment Services Corp.

In planning and performing our audit of the consolidated financial statements of CCO Investment Services Corp. and subsidiaries (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 27, 2008), in accordance with auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the Financial Industry Regulatory Authority, Inc., that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

February 27, 2008

END